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      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2001
                                                                REGISTRATION NO.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 2 - FINAL AMENDMENT)

                    SUPERIOR CONSULTANT HOLDINGS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                    SUPERIOR CONSULTANT HOLDINGS CORPORATION
                        (NAME OF FILING PERSON (OFFEROR))

  CERTAIN OPTIONS UNDER THE SUPERIOR CONSULTANT HOLDINGS CORPORATION LONG-TERM
         INCENTIVE PLAN, AS AMENDED, TO PURCHASE COMMON STOCK PAR VALUE
                 $0.01 PER SHARE OF SUPERIOR CONSULTANT HOLDINGS
                   CORPORATION HELD BY EXISTING OPTION HOLDERS
                         (TITLE OF CLASS OF SECURITIES)

                                    868146101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                               (UNDERLYING CLASS)

                                   COPIES TO:

         RICHARD P. SASLOW, ESQ.                         WILLIAM E. DORAN, ESQ.
SUPERIOR CONSULTANT HOLDINGS CORPORATION                 SACHNOFF & WEAVER, LTD.
      17570 WEST TWELVE MILE ROAD                         30 S. WACKER DRIVE
      SOUTHFIELD, MICHIGAN 48076                              29TH FLOOR
                                                         CHICAGO, ILLINOIS 60606

             (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSON)

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION(1)                     AMOUNT OF FILING FEE
      ------------------------                     --------------------
           $2,664,772                                    $532.96

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 827,569 shares of common stock of Superior Consultant Holdings Corporation having a weighted average exercise price of $33.04 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

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|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount previously paid:   $634.08
       Form or Registration No.: Schedule TO-I and Amendment No.1 to Schedule TO
       Filing party:             Superior Consultant Holdings Corporation
       Date filed:               May 23, 2001 and June 11, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       |_|      third party tender offer subject to Rule 14d-1.
       |X|      issuer tender offer subject to Rule 13e-4.
       |_|      going-private transaction subject to Rule 13e-3.
       |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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                             INTRODUCTORY STATEMENT

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 23, 2001, as amended (the "Schedule TO"), to report the final results of our offer to exchange options to purchase shares of our common stock, par value $0.01 per share (the "Common Stock"), held by our current employees who hold options with an exercise price equal to or greater than $20.00 per share. Our employees who received option grants dated on or after January 5, 2001, were not eligible to participate in this offer. In exchange for the tendered options, employees will be granted new options to purchase shares of Common Stock (provided they are current, active employees) at a per share exercise price based on the fair market value of the Common Stock at the time of the grant of new options, which we anticipate will be in January. Specifically, the exercise price of the new options will be equal to the closing selling price per share on the day of grant for Superior stock as reported by the Nasdaq National Market. This offer was upon the terms and subject to the conditions in the Offer to Exchange dated May 23, 2001, as amended (the "Offer to Exchange"), and the related Letter of Transmittal, as amended (the "Letter of Transmittal").


ITEM 4.   TERMS OF THE TRANSACTION

          Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

          The Offer expired at 5:00 P.M., Eastern time, on Thursday, July 5, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 677,455 shares of Common Stock, representing approximately 81.9% of the Options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant new options to purchase an aggregate of 184,476 shares of Common Stock in exchange for such tendered options. We have sent each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(F) as previously filed, indicating the number of shares of Common Stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.


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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                    Superior Consultant Holdings Corporation

                                    /s/ RICHARD D. HELPPIE, JR.
                                    ----------------------------------
                                    Richard D. Helppie, Jr.
                                    Chief Executive Officer

                                    Date: July 13, 2001